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FEB 28 2022

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SEC FILE NUMBER
8-68981

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/31/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Classic, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1220 28th Avenue N
(No. and Street)

Fargo	ND	58102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael V Young	701-364-9390	myoung@finstrat.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael V Young, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Classic, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DOUGLAS G. SCHMITZ
Notary Public
State of North Dakota
My Commission Expires Sept. 24, 2024

Signature:

Title:
COO & CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLASSIC, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Classic, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Classic, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Classic, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Classic, LLC's management. Our responsibility is to express an opinion on Classic, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Classic, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Classic, LLC's auditor since 2014.

Maitland, Florida

February 17, 2022

CLASSIC, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Assets		
Cash and cash equivalents	$	97,591
Commissions receivable		12,089
Accounts receivable		3,521
Prepaid expenses and other		8,883
Right of use asset, less accumulated amortization of $3,534		20,004
Total assets	$	142,088

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	4,541
Accrued expenses		10,275
Lease liability		20,004
Total liabilities		34,820
Member's Equity		
Member's equity	$	107,268
Total liabilities and member's equity	$	142,088

The accompanying notes are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Classic, LLC (the Company) was incorporated September 13, 2011. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company became a registered broker-dealer on November 27, 2012. The Company is wholly owned by Classic Holdings, LLC. (Parent Company). The Company is registered in 20 states and is engaged in investment advisory, financial planning, and other financial services. The Company earns commissions from the sale of mutual funds, variable annuities, 529 plans and other insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2021, the Company had no uninsured cash balances.

Accounts Receivable:

Accounts receivable represents commissions and insurance reimbursement receivables, and a refundable deposit for compliance services.

Management anticipates no substantial loss from the receivable balances; therefore, no reserve was established at December 31, 2021.

Regulatory Deposit:

The Company has deposited $7,173 with FINRA for 2022 licensing fees. This deposit was required by FINRA to be pre-paid in December 2021 to maintain state registrations in 2022. The Company will recognize this deposit as an expense on January 1, 2022.

Property and Equipment:

Equipment is stated at cost less accumulated depreciation. Property and equipment are depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 7 years for equipment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Significant Judgments
Revenues include brokerage commissions, fees from the sale of mutual funds and insurance, and advisory fee overrides from an affiliated party (see Note 2). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. Commissions and fees received from the sale of mutual funds and variable annuities are recognized at the time the associated service is fulfilled, including the investment company receiving the application which is based on trade date. Advisory fee override is recognized in the period the associated services were provided. There were no unsatisfied performance obligations at December 31, 2021.

Income Taxes:

The Company files consolidated tax returns with its parent, Classic Holdings, LLC. The Company is an LLC and will not be required to recognize income tax expense. The Members of the LLC will recognize tax provisions.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2020, 2019, and 2018 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent Company and Classic Asset Management, LLC (CAM), an affiliated registered investment advisor with common ownership for repayment and division of applicable expenses. These expenses include office equipment, software, compliance expenses, communications, IT support, and other administrative items. During the year ended December 31, 2021, the amount incurred to related parties was $49,808. The net amount owed to the affiliated entities at December 31, 2021 amounted to $0.00. Additionally, the Company pays rent to a related party (see Note 4).

A small percentage of profit may be distributed to the Holding Company on an annual basis.

The Company receives fees from Classic Asset Management, LLC for various services, primarily compliance, in the amount of four percent of management fees it receives, which amounted to $90,192 for the year ended December 31, 2021.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2021, the Company had a net capital of $92,024 which was $87,024 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.16 to 1 at December 31, 2021.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under subparagraph (k) (1) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 4. LEASE AND CONTRACT COMMITMENTS (RELATED PARTY)

The Company has a lease with Young Properties, whose owner is an affiliate of the Company and CAM. The Company leases approximately 698 square feet of office space under the terms of a commercial sublease ("the Lease") entered into on January 1, 2021. The Company classified this lease as an operating lease. The Lease expires in December 2026 and does include a termination option for either party to the Lease.

NOTE 4. LEASE AND CONTRACT COMMITMENTS (RELATED PARTY) (continued)

The Company pays a fixed monthly lease payment of $378 in addition to a prorated utility and operating expense. Total rent expense for 2021 was $6,499 which is included under Occupancy expense. The Company has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term.

Amounts reported in the balance sheet as of December 31, 2021 were as follows:

Operating lease ROU assets	$20,004
Operating lease liability	20,004

NOTE 5. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2021.

NOTE 6. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 17, 2022, the date the financial statements were available to be issued.